SYNTROLEUM CORPORATION
5416 South Yale Avenue, Suite 400
Tulsa, Oklahoma 74135
Telephone: (918) 592-7900
Facsimile: (918) 592-7979
June 4, 2008
REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: H. Roger Schwall
Assistant Director
Division of Corporation Finance
Mail Stop 7010

Re:	Syntroleum Corporation
Form S-3
Filed November 7, 2006
File No. 333-138487
Ladies and Gentlemen:
With reference to your May 7, 2008 letter to us regarding the above captioned registration statement on Form S-3 (the “Registration Statement”), we hereby make application to withdraw the Registration Statement for the following reasons:
1. The Registration Statement covers the offer and sale by the selling holders named therein of:
(a)	100,000 warrants to purchase shares of our common stock and the 100,000 shares of our common stock issuable upon the exercise of the warrants; and

(b)
4,606,986 shares of our common stock (the “Marathon Common Stock”) that at the time the Registration Statement was filed by us were issuable in payment of secured promissory notes (as amended and modified as described below, the “Marathon Notes”) payable by us to Marathon Oil Corporation (“Marathon”).

2. The warrants (collectively, the “Sovereign Warrants”) were issued by us to Sovereign Oil & Gas Company II, LLC (“Sovereign”), as compensation for consulting services in assisting us in the development of an oil prospect in offshore Nigeria. Each warrant is exercisable for one (1) share of our common stock as follows: 50,000 warrants have an exercise price of $6.40 per share and expire on January 15, 2010; 25,000 warrants have an exercise price of $6.94 per share and expire on November 28, 2010; and 25,000 warrants have an exercise price of $7.98 per share and expire on July 26, 2011.

3. The Marathon Notes were issued by us to Marathon in May 2002 in an aggregate principal amount of $21.3 million pursuant to a Participation Agreement relating to a joint development project at the Port of Catoosa, Oklahoma. In January 2007, we entered into a Consolidation and License Agreement with Marathon that amended the Participation Agreement by terminating and eliminating the Marathon Notes in exchange for our grant of a non-exclusive license to Marathon to use our Fischer-Tropsch bio-fuels technology and our agreement to make two payments of $3 million each to Marathon in December 2008 and 2009 (the “December Payments”). In December 2007, we amended the Consolidation and License Agreement to provide for a single payment by us to Marathon in the amount of $3.75 million which was accepted by Marathon in full satisfaction and termination of our obligation to make the December Payments and which extinguished our obligation to issue common stock to Marathon in payment of the Marathon Notes.
We are requesting the consent of the SEC to withdraw the Registration Statement because,
(i)	the Marathon Common Stock is no longer issuable by us to Marathon or to anyone else;

(ii)
based upon the relationship between the exercise price of the Sovereign Warrants and the current market price of our common stock, we believe Sovereign has no present intention to exercise the Sovereign Warrants or to sell the common stock issuable upon the exercise of such Warrants ;

(iii)
we also believe the likelihood is remote that Sovereign will develop any such intention in the near or intermediate future. Should there arise a situation where the market price of our common stock nears the exercise price of the Sovereign Warrants, we believe our business fundamentals will have improved such that our ability to file and have declared effective a resale registration statement on Form S-3 relating to the Sovereign securities can be consummated in a timely manner.

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), we hereby state that no securities sought to be registered under the 1933 Act pursuant to the Registration Statement have been sold in connection with the offering to which the Registration Statement relates.

Respectfully Submitted, SYNTROLEUM CORPORATION
By:	/s/ Karen L. Gallagher
Karen L. Gallagher
Senior Vice President and Principal Financial Officer

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